April 20, 2005

By Facsimile (616) 336-7000 and U.S. Mail

Harvey Koning, Esquire
Varnum, Riddering, Schmidt & Howlett, LLP
333 Bridge Street N.W.
Grand Rapids, Michigan 49221

Re:  	Pavilion Bancorp, Inc.
	Schedule TO-I filed on April 12, 2005
	File No. 005- 80654

Dear Mr. Koning:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offering to Purchase for Cash
Conditions of Our Offer, page 12

1. Given the current situation in Iraq and Afghanistan, we are concerned that your offer condition regarding the commencement of a war, armed hostilities or other international or national calamity is drafted so broadly and generally as to make it difficult to determine whether it has been "triggered" by events as they occur. More specifically, clarify how this condition should be interpreted, given that there exists currently, armed hostilities and acts of terrorism, directly or indirectly involving the United States. In this regard, we do not see a "material escalation" clause in your conditions section that would provide guidance or other guidance that would objectively verify when this condition is "triggered."

Price Range of Shares; Dividends, page 13

2. We note the reference to closing price of the company`s stock on April 5, 2005. Please advise us as to why you refer to this date rather than a date immediately prior to the commencement of the offer.

Letter of Transmittal

3. Unless required by state securities laws, please revise your letter of transmittal to remove all representations that may suggest to a stock holder that it is waiving its rights under the Federal securities laws. This includes representations that the investor understands or recognizes the terms of this offer. If this is required by state law, please advise.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from Pavilion Bancorp acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your Schedule TO in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.


      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 942-1957. You may also contact me via facsimile at (202) 942-9544. Please send all correspondence to us at the following ZIP code: 20549-0406.

           					Very truly yours,



          					Jeffrey B. Werbitt
						Attorney-Advisor
						Office of Mergers and Acquisitions

cc:	Mr. Douglas L. Kapnick
      Chairman of the Board
      Pavilion Bancorp, Inc.
      135 East Maumee Street
      Adrian, Michigan 49221